BRIGHTHOUSE LIFE INSURANCE COMPANY

BRIGHTOUSE SEPARATE ACCOUNT A

Supplement dated May 3, 2024 to the Disclosure Notice

Dated April 29, 2024

Vintage XCSM

This supplement describes a correction to the information referenced in the Disclosure Notice dated April 29, 2024 for the variable annuity contract listed above issued by Brighthouse Life Insurance Company (“BLIC”, “we” or “us”). Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the Disclosure Notice.

Replace the website address with the following new website address:

https://dfinview.com/BHF/TAHD/BHF000252

This website address may be used to access updated financial statements for BLIC and Brighthouse Separate Account A. This website address may also be used to access more information about the Investment Portfolios available under the Contract, and other information about the Contract.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

(VINTAGE XC NY_653_DN/A)